

Mail Stop 4546

September 30, 2016

Jack Ross
President and Chief Executive Officer
Synergy CHC Corp.
865 Spring Street
Westbrook, ME 04092

      Re: Synergy CHC Corp.
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed March 30, 2016
             File No. 000-55098

Dear Mr. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Description of the Business, page 4

1. Based on the notes to your financial statements, it appears that substantially all of your FY2015 revenues derived from only two of the five products discussed in your Business section. Please confirm that you will revise future filings, as applicable, to discuss the commercial status of each product presented in your Business discussion, including discussion of whether such product is material to your revenue base.

Research and Development, page 5

2. Please confirm that in future filings, as applicable, you will identify the experienced third parties and scientists you reference.

Manufacturing, page 5

3.   Please confirm that in future filings, as applicable, you will specify the names of principal suppliers. See Item 101(h)(v) of Regulation S-K.

Government Regulation, page 6

4.   Your disclosure indicates that the products you sell or develop "may" be subject to FDA regulation. Please confirm that in future filings, as applicable, you will revise your disclosure to clarify which of your material products are subject to FDA regulation and also discuss how the FDA regulates those particular products, including whether approvals are required.

Results of Operations for the Years Ended December 31, 2015 and December 31, 2014, page 9

5.   We refer to your "Revenue" and "Cost of Revenue" disclosures which both indicate that the material increases in FY2015 were "primarily due to the acquisitions" completed during the fiscal year. Based on these disclosures, it is unclear which acquired product or products were responsible for the material changes to your results from operations. Accordingly, please provide us with draft disclosure that identifies each separate product acquisition that had a material impact on your FY2015 results relative to FY2014, and also quantifies the amount attributable to each product acquisition. Please also confirm that you will revise future MD&A disclosures, as applicable, to identify and quantify each separate cause that had a material positive or negative impact on your results from operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: W. David Mannheim, Esq.
        Wyrick Robbins Yates & Ponton LLP